Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KANZHUN LIMITED

看準科技有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2076)

(Nasdaq Stock Ticker: BZ)

PROPOSED AMENDMENTS TO THE CURRENT MEMORANDUM AND

ARTICLES OF ASSOCIATION AND THE ADOPTION OF THE NEW

MEMORANDUM AND ARTICLES OF ASSOCIATION

This announcement is made by Kanzhun Limited (the “Company”) pursuant to Rule 13.51(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

The board of directors of the Company (the “Board”) has proposed to amend the fifteenth amended and restated memorandum of association and articles of association of the Company (the “Current Memorandum and Articles”), and to adopt the sixteenth amended and restated memorandum of association and articles of association of the Company (the “New Memorandum and Articles”), in order to, inter alia, (i) comply with Rule 8A.44 of the Listing Rules which requires, among others, issuers with weighted voting rights structures to give force to the requirements of Rule 8A.27 by incorporating them into their articles of association or equivalent document; and (ii) make other house-keeping amendments.

The proposed amendments to the Current Memorandum and Articles (the “Proposed Amendments”) and the adoption of the New Memorandum and Articles of Association shall be subject to the approval of the shareholders of the Company by way of a special resolution at the forthcoming annual general meeting of the Company to be held on June 25, 2026 (the “AGM”). A circular containing, among others, details of the Proposed Amendments, together with a notice convening the AGM will be published as soon as practicable.

By Order of the Board
KANZHUN LIMITED
Mr. Peng Zhao
Founder, Chairman and Chief Executive Officer

Hong Kong, May 20, 2026

As at the date of this announcement, the Board of the Company comprises Mr. Peng Zhao, Mr. Xu Chen, Mr. Tao Zhang, Ms. Xiehua Wang and Ms. Yang Mu as the executive directors, Mr. Haiyang Yu as the non-executive director, Mr. Yonggang Sun, Mr. Yan Li and Ms. Hongyu Liu as the independent non-executive directors.